August 24, 2024

Tse Tsz Tun
Chief Executive Officer and Director
Masonglory Ltd
Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong

       Re: Masonglory Ltd
           Draft Registration Statement on Form F-1
           Submitted June 26, 2024
           CIK No. 0002020228
Dear Tse Tsz Tun:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 26, 2024
Cover Page

1. We note your placeholder in the selling shareholder prospectus cover page for a price range for the resale offering, indicating that the offering price will not be fixed at the time of effectiveness and that you will disclose the midpoint of the range. Please revise both prospectus cover pages to disclose the fixed price at which selling shareholders will offer their shares, or alternatively confirm that the selling stockholders will not make any sales until the shares are listed on a national securities exchange and revise to clarify that such selling stockholders will sell their shares at prevailing market prices or privately negotiated prices after the shares are listed in Nasdaq. Please also revise both cover pages to include clear disclosure of when shares covered by the resale prospectus may be sold.
       Clarify the order of the offerings, including when shares covered by the resale prospectus may be sold; for instance, if the selling shareholder offering will not commence until after
 August 24, 2024
Page 2

        the firm commitment offering, revise to so state.
Our Competitive Strengths, page 1

2. Where you highlight the "long-term and stable relationship" with your major customers on page 1 of your Prospectus Summary, please balance this disclosure by noting your reliance on these customers and quantify the amount of revenues and accounts receivable attributable to them in the most recently completed fiscal year. In this regard, we note page F-8 disclosure that three customers represented over 93% of total revenues in fiscal year 2024 and that the accounts receivable from three customers represented 70% of total assets as of March 31, 2024.
Prospectus Summary
Overview, page 1

3. Please balance your disclosure by describing the significance of your registration as a
        "Group 2 Registered Specialist Trade Contractor" and state when the registration expires.
Transfers of Cash To and From Our Subsidiaries, page 3

4. Please revise to include your disclosure from page 6 that the PRC government may intervene or impose restrictions on your ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in your business outside of
        Hong Kong.
Enforceability of Civil Liabilities, page 4

5. Please expand your Summary disclosure to discuss the limitations on investors being able to effect service of process in China or Hong Kong. Please also expand your disclosure here and beginning on page 132 to disclose the time constraints and costs that may be associated with any efforts to enforce civil liabilities in Cayman Islands, China or Hong
        Kong.
Summary of Key Risks
Risks Relating to our Ordinary Shares, page 7

6. Please expand the last summary risk factor on page 8 to address that directors and officers who either are, or are affiliated with, your controlling shareholders may take actions that may not be in the best interests of public shareholders.
Risk Factors, page 16

7. In light of your disclosure on page 47 citing the "steady rise" in materials costs, including costs due to limited supplies of river sand in the People's Republic of China, please add a risk factor regarding inflation and rising prices of raw materials, which you state may negatively impact your profit margins. Further, include disclosure in your Management's
        Discussion and Analysis section to quantify the extent to which your results have been, or you expect them to be, impacted by recent inflationary pressures and describe actions planned or taken, if any, to mitigate inflationary pressures.
 August 24, 2024
Page 3
Dividend Policy, page 49

8. Please reconcile your statement that you do not anticipate declaring or paying any dividends in the foreseeable future with the bracketed line item "Dividend declared..." on the Consolidated Statement of Cash Flows on page F-6 that suggests you may declare and pay a dividend, or advise.
Capitalization, page 50

9. Please tell us why you have not included short-term debt inclusive of Due to directors as part of your overall capitalization presented as of March 31, 2024. Additionally as you note elsewhere in your prospectus that the amount Due to directors is to be settled before listing, tell us how you plan to reflect such repayment within the Adjusted column herein, as well as elsewhere in your prospectus to the extent you anticipate using offering proceeds or an alternative source for such settlement.
10. Please update the capitalization table as of a date within 60 days of the filing date. Refer to Item 3.B. of Form 20-F.
Business, page 65

11. Please tell us what consideration you gave to providing disclosures related to your order backlog, in this section or within Management's Discussion and Analysis of Financial
       Condition and Results of Operations.
Our Customers, page 73

12. Please identify the three customers who together accounted for more than 93% of total revenues for the year ended March 31, 2024 and the two customers who together accounted for more than 97% of total revenues for the year ended March 31, 2023.
       Additionally, disclose the material terms of any agreements with these customers.
Related Party Transactions, page 99

13. Please revise to include reorganization transactions which involved the company, two of your directors, namely Tse Shing Fun and Tse Tsz Tun, and the entity they collectively own, Fung & Tun Limited.
14. Please revise to include disclosure with respect to any presently proposed transaction,
       such as the transactions referenced on page F-6 involving a    dividend
and declared and
       offsetting against due from major shareholder.    See Item 7.B.1 of Form
20-F, required by
       Item 4.a of Form F-1.
Audited Consolidated Financial Statements
Consolidated Statements of Changes in Shareholders' Equity, page F-5

15. We note you reflect 12,500,000 ordinary shares as reflected as of both March 31, 2024 and 2023. Please address the following:
           Confirm whether the issuance of 11,499,998 shares in June 2024 were akin to a share split, and whether the issuance of such shares impacted the ownership percentages of
           Messers. SF Tse and TT Tse;
           You appear to present the separate issuances of 500,000 ordinary shares each to two unrelated third parties on June 14, 2024 for consideration of HK$640,000; however
 August 24, 2024
Page 4

           these appear to be non-recognized subsequent events. To the extent you continue to believe such share issuances are to be included in total issued and outstanding shares as of March 31, 2024, tell us the accounting literature relied upon; your response should specifically address your consideration of ASC 855-10-25-3 and ASC 855-10-
           55-2.a.
Consolidated Statements of Cash Flows, page F-6

16. We note a placeholder for Dividend declared and offsetting against due from major shareholder under Supplemental of Non-Cash Financing Activities. Please revise to provide such audited amount or advise.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-10

17. We note your disclosures pertaining to Contract Assets and Revenue Recognition from
       Provision of Construction Services on pages F-10 and F-11, as well as your discussion of
       Revenue Recognition including additional disclosure regarding Contract Assets on pages
       F-15 and F-16. Please advise on your accounting policy regarding revenue recognition and revise as necessary.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kyle Leung, Esq.